

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

Scott Williams
President, Chief Executive Officer, and Director
Alternative Energy and Environmental Solutions, Inc.
159 North State Street
Newtown, PA 18940

> **Re: Alternative Energy and Environmental Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 25, 2010**
> **File No. 333-170118**

Dear Mr. Williams:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. Please revise your disclosure in this section and throughout the registration statement, as applicable, to clarify whether you own or are otherwise in possession of the microbial biotechnology. If you have not yet acquired the necessary biotechnology, please address how you plan to acquire it and from whom.

Risk Factors

General

2. To the extent that you have not yet acquired the necessary biotechnology to commence operations, please include a risk factor that addresses the risk that you are unable to acquire the technology that you need at reasonable prices, or at all.

3. Please include a risk factor that addresses the risk that the extraction technology does not work or that the technique proves too expensive to be performed cost-effectively.

4. Please include a risk factor that addresses whether the environmental impact from tapping natural gas stored in shale rock is a material risk and that discusses the potential impact to the fresh-water aquifer in the Powder River Basin. In addition, you should discuss any problems posed by conservation groups and landowners who have demonstrated their opposition to other companies' plans to develop more wells in Wyoming and Montana.

"We need additional capital to develop our business," page 4

5. Please provide in this risk factor an estimate of the amount of money you believe would be required to implement your business plan.

"We may incur significant costs to be a public company to ensure compliance with U.S. corporate governance and accounting requirements . . .," page 5

6. Please provide in this risk factor, to the extent practicable, an estimate of the annual costs associated with public company reporting requirements that you believe you will incur.

"Our company will be impacted by fluctuations in the price of natural gas . . .," page 5

7. In order to illustrate this risk, please provide in this risk factor the range of the price of natural gas over the previous five years.

"Our business is subject to government regulation of mining and extracting industries . . .," page 5

8. In this risk factor, please indicate what regulators you are referring to and briefly describe the regulations you will have to comply with.

"If we can successfully begin operations, we will face intense competition from other companies that are much larger . . .," page 6

9. Please state in this risk factor the names of those companies that you believe will be your principal competitors in the event that you successfully commence operations.

Description of Business, page 16

10. We note your statement that "(n)utrient stimulation for coal bed methane production is considered by the U.S. Geological Survey to be an environmentally sound and inexpensive method to increase yields." Please provide us with copies of the U.S. Geological Survey information that includes the statement you reference or provide us

with material from a third-party independent source that includes references to this information.

11. Please provide additional disclosure that states the bases of your statements that the Power River Basin has the potential to yield nearly 22 trillion cubic feet of coal bed methane during the next 20 years and the overall market potential is estimated to reach $10 billion in the next decade. If the U.S. Geological Survey is your source, please provide us copies of this information, either from the U.S Geological Survey itself or from a third-party independent source that substantiates these statements.

12. We note your statement on page 17 that "[your] officials have developed relationships with a number of these companies…" Please confirm to us supplementally that this is an accurate statement. If you are unable to do so, please delete this statement.

Notes to Financial Statements

Note 3. Commitments

13. We note that you entered into a consulting agreement for services with respect to furthering your business. Please file this agreement as an exhibit to your registration statement, on the basis that it is a material contract. If you disagree with our conclusion that this contract is material and should be filed, please provide us with your basis for this belief.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page II-1

14. We note that you refer to "[the Company's] proprietary microbial-enhanced coal bed methane extraction technology"; "[the Company's] innovative and environmentally sound biotechnology"; "[your] technology has been developed and refined since 2006, when Company associates initiated biogenic research with the University of Wyoming and the Western Research Institute"; and [your] biotech solution." As the Company has not yet begun operations, these statements, which imply that you not only have acquired the methane extraction technology but that you have been developing it in conjunction with the University of Wyoming and the Western Research Institute, should be deleted. In addition, you should revise the registration statement as necessary throughout to eliminate any impression that you are in possession of this technology if this is not the case.

15. Please provide additional disclosure that states the basis of your statement that more than half of the 22,000 natural gas wells in the Powder River Basin are considered low producing, depleted or abandoned.

<u>Directors, Executive Officers, Promoters and Control Persons, page II-2</u>

16. Please indicate in your disclosure whether John Tilger's association with Wharton Advisors has been his principal occupation for the previous five years. If it has not, please expand your disclosure to provide information concerning his previous employment.

<u>Signatures, page II-12</u>

17. Please amend your registration statement to provide the signatures of at least a majority of the members of your board of directors. Please refer to Instruction 1 to the signatures requirement of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        195 Route 9 South, Suite 204
        Manalapan, NJ 07726